Exhibit 99.1

Press Release, 17 August 2011

Interxion Reports Q2 2011 Results

Company Announces 19th Consecutive Quarter of Sequential Quarterly

Growth in Revenue and Adjusted EBITDA

AMSTERDAM 17 August 2011 – Interxion Holding NV (INXN : NYSE), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months ended 30 June 2011.

Highlights

•	Revenue increased by 19% to €60.0 million (Q2 2010: €50.4 million)

•	Adjusted EBITDA increased by 19% to €23.3million (Q2 2010: €19.6 million)

•	Adjusted EBITDA margin increased to 38.9% (Q2 2010: 38.8%)

•	Net profit of €5.2 million (Q2 2010: €4.0 million)

•	Capital Expenditures of €16.2 million during the quarter

•	Reaffirmed full year 2011 guidance

“The second quarter of 2011 was Interxion’s 19th consecutive quarter of sequential quarterly growth in revenue and Adjusted EBITDA,” said Chief Executive Officer David Ruberg. “We saw 19% organic revenue growth and continued growth in Adjusted EBITDA margins. We remain confident in the market opportunity for our services and continue to invest for future growth with expansion projects already underway or completed this year in seven of our 11 countries.”

A listing of the company’s expansion projects is provided as a table at the end of this release.

Press Release, 17 August 2011

Quarterly Review

Revenue for the second quarter of 2011 was €60.0 million, a 19% increase over the second quarter of 2010 and a 4% increase from the first quarter of 2011. Recurring revenue was 94% of total revenue.

Cost of sales for the second quarter increased by 15% to €25.5 million, producing an increased gross profit margin of 57.5% compared to 56.0% in the same quarter of 2010. Sales and marketing costs in the second quarter were €4.6 million, up 29% as a result of the company’s continued investment in its market segmentation strategy. General and administrative costs, excluding depreciation, amortisation, impairments, exceptional general and administrative costs, and share-based payments were €6.6 million, an increase of 29% and were impacted by the onset of public company costs. Depreciation, amortisation, and impairments increased by 28% to €9.6 million.

Net financing costs for the second quarter of 2011 were €6.0 million, compared to €4.8 million in the second quarter of 2010 as a result of the €60 million bond tap in November 2010.

Net profit was €5.2 million in the second quarter of 2011, up 32% from the second quarter of 2010.

Adjusted EBITDA for the second quarter of 2011 was €23.3 million, up 19% year over year. Adjusted EBITDA margin expanded to 38.9% as the company’s increased scale provided greater operating leverage.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €23.0 million. Net cash used in investing activities was €108.0 million, reflecting €16.2 million of capital expenditures and €90.0 million in short term investments. As announced on August 3, the company has begun building its seventh data centre (PAR7) in the Paris metropolitan area. The new facility is being built to meet the demands of customers who will benefit from Interxion’s existing connectivity options of more than 70 carriers and the leading Internet exchange in France, France-IX.

Press Release, 17 August 2011

Cash and equivalents and short term investments were €232.0 million, up from €99.1 million at year end.

Equipped space at the end of the second quarter 2011 was 61,500 square metres. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74%, up from 73% both sequentially and year over year.

Business Outlook

The company today also reaffirmed its outlook for 2011:

Revenue	€239 million - €245 million
Adjusted EBITDA	€91 million - €95 million
Capital Expenditures	€140 million -€160 million

Conference Call to Discuss Results

The company will host a conference call at 8:30 a.m. ET (1:30 p.m. BST) today to discuss results for the second quarter 2011.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 88641994. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 24 August 2011. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 88641994#

Press Release, 17 August 2011

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits (losses) of non-group companies. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation of Adjusted EBITDA to operating profit is provided in the Notes to Consolidated Income Statement: Group Metrics.

Press Release, 17 August 2011

- ENDS -

About Interxion

Interxion is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 20 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information please visit www.interxion.com.

For More Information

Investors:

Jim Huseby

Investor Relations +1-813-644-9399

IR@interxion.com

Press Release, 17 August 2011

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2011	30-Jun 2010	30-Jun 2011	30-Jun 2010

Revenue	60,023	50,363	117,915	98,178
Cost of sales	(25,522)	(22,149)	(50,302)	(43,922)

Gross profit	34,501	28,214	67,613	54,256
Other income	115	118	242	226
Sales and marketing costs	(4,591)	(3,557)	(8,803)	(6,882)
General and administrative costs	(16,496)	(13,103)	(33,795)	(25,936)

Operating profit	13,529	11,672	25,257	21,664
Finance income	902	186	1,415	265
Finance expense	(6,888)	(4,962)	(13,989)	(18,520)

Profit before taxation	7,543	6,896	12,683	3,409
Income tax expense	(2,319)	(2,929)	(4,651)	(4,176)

Net profit/(loss)	5,224	3,967	8,032	(767)

Basic earnings per share: (€) (i)	0.08	0.09	0.13	(0.02)
Diluted earnings per share: (€) (i)	0.08	0.08	0.12	(0.02)

Number of shares outstanding at the end of the period (shares in thousands)	65,619	44,351	65,619	44,351
Weighted average number of shares for Basic EPS (shares in thousands)	65,579	43,999	62,398	44,351
Weighted average number of shares for Diluted EPS (shares in thousands)	67,536	46,792	64,534	47,567

(i)	Number of shares have been adjusted to take account of the 1 for 5 reverse stock split which took place on 2 February 2011.

Press Release, 17 August 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2011	30-Jun 2010	30-Jun 2011	30-Jun 2010
Consolidated

Recurring revenue	56,244	47,189	110,386	91,918
Non-recurring Revenue	3,779	3,174	7,529	6,260

Revenue	60,023	50,363	117,915	98,178

Adjusted EBITDA	23,321	19,561	45,531	37,005

Gross Margin	57.5%	56.0%	57.3%	55.3%

Adjusted EBITDA Margin	38.9%	38.8%	38.6%	37.7%

Total assets	702,513	460,103	702,513	460,103
Total liabilities	395,984	321,766	395,984	321,766
Capital expenditures (iv)	(16,240)	(24,947)	(35,364)	(53,597)
Depreciation, amortisation and impairments	(9,568)	(7,494)	(18,094)	(14,681)

France, Germany, Netherlands, and UK

Recurring revenue	33,561	28,277	65,806	54,759
Non-recurring Revenue	2,535	2,183	4,962	4,221

Revenue	36,096	30,460	70,768	58,980

Adjusted EBITDA	17,964	14,714	34,743	27,401

Gross Margin	58.5%	57.8%	58.5%	56.2%

Adjusted EBITDA Margin	49.8%	48.3%	49.1%	46.5%

Total assets	296,740	255,692	296,740	255,692
Total liabilities	86,519	80,840	86,519	80,840
Capital expenditures (iv)	(7,090)	(16,444)	(19,430)	(32,083)
Depreciation, amortisation and impairments	(5,753)	(4,470)	(10,899)	(8,981)

Rest of Europe

Recurring revenue	22,683	18,912	44,580	37,159
Non-recurring Revenue	1,244	991	2,567	2,039

Revenue	23,927	19,903	47,147	39,198

Adjusted EBITDA	12,165	9,608	24,267	19,376

Gross Margin	61.0%	58.5%	61.0%	59.3%

Adjusted EBITDA Margin	50.8%	48.3%	51.5%	49.4%

Total assets	160,436	141,318	160,436	141,318
Total liabilities	37,139	36,020	37,139	36,020
Capital expenditures (iv)	(8,428)	(8,474)	(14,692)	(20,687)
Depreciation, amortisation and impairments	(3,289)	(2,620)	(6,287)	(4,988)

Corporate and Other

Adjusted EBITDA	(6,808)	(4,761)	(13,479)	(9,772)

Total assets	245,337	63,093	245,337	63,093
Total liabilities	272,326	204,906	272,326	204,906
Capital expenditures (iv)	(722)	(29)	(1,242)	(827)
Depreciation, amortisation and impairments	(526)	(404)	(908)	(712)

(iv)	Capital expenditures represent payments to acquire tangible fixed assets as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment”.

Press Release, 17 August 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: GROUP METRICS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2011	30-Jun 2010	30-Jun 2011	30-Jun 2010

1. Reconciliation of adjusted EBITDA

Adjusted EBITDA	23,321	19,561	45,531	37,005

Income from subleases on unused data centre sites	115	118	242	226

Exceptional income	115	118	242	226

(Increase)/decrease in provision for onerous lease contracts	—	(118)	(18)	(226)
IPO transaction costs (v)	—	—	(1,725)	—
Share-based payments	(339)	(395)	(679)	(660)

Exceptional general and administrative costs	(339)	(513)	(2,422)	(886)

EBITDA	23,097	19,166	43,351	36,345

Depreciation, amortisation and impairments	(9,568)	(7,494)	(18,094)	(14,681)

Operating profit	13,529	11,672	25,257	21,664

2. Capacity Metrics
Equipped space (in sqm)	61,500	55,800	61,500	55,800
Revenue generating space (in sqm)	45,300	40,500	45,300	40,500
Utilisation rate	74%	73%	74%	73%

(v)	The IPO costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 17 August 2011

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Jun 2011	31-Dec 2010
Non-current assets
Property, plant and equipment	359,543	342,420
Intangible assets	8,654	6,005
Deferred tax assets	40,997	39,841
Other non-current assets	3,765	3,709

	412,959	391,975
Current assets
Trade and other current assets	57,583	55,672
Short-term investments	90,000	—
Cash and cash equivalents	141,971	99,115

	289,554	154,787

Total assets	702,513	546,762

Shareholders’ equity
Share capital	6,562	4,434
Share premium	463,070	321,078
Foreign currency translation reserve	4,041	4,933
Accumulated deficit	(167,144)	(175,176)

	306,529	155,269
Non-current liabilities
Trade payables and other liabilities	10,011	7,795
Deferred tax liabilities	1,484	660
Provision for onerous lease contracts	11,947	13,260
Borrowings	257,169	257,403

	280,611	279,118
Current liabilities

Trade payables and other liabilities	109,349	106,038
Current tax liabilities	1,544	868
Provision for onerous lease contracts	3,104	3,073
Borrowings	1,376	2,396

	115,373	112,375

Total liabilities	395,984	391,493

Total liabilities and shareholders’ equity	702,513	546,762

Press Release, 17 August 2011

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Jun 2011	31-Dec 2010

3. Borrowings net of cash and cash equivalents and short-term investments

Cash and cash equivalents (vi) and Short-term investments (vii)	231,971	99,115

9.5% Senior Secured Notes due 2017 (viii)	255,257	254,924
Financial Leases	541	765
Other Borrowings	2,747	4,110

Borrowings excluding revolving credit facility deferred financing costs	258,545	259,799

Revolving credit facility deferred financing costs (ix)	(975)	(1,283)

Total Borrowings	257,570	258,516

Borrowings net of cash and cash equivalents and short-term investments	25,599	159,401

(vi)	Cash and cash equivalents includes €3.5 million as of June 30, 2011 and €4.2 million as of December 31, 2010, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(vii)	Short-term investments relate to six and nine months deposits.
(viii)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(ix)	We reported deferred financing costs of €1.0 million in connection with entering into our €50 million revolving credit facility which is currently undrawn.

Press Release, 17 August 2011

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Six Months Ended
	30-Jun 2011	30-Jun 2010	30-Jun 2011	30-Jun 2010

Profit/(loss) for the period	5,224	3,967	8,032	(767)
Depreciation, amortisation and impairments	9,568	7,494	18,094	14,681
IPO transaction costs	—	—	1,725	—
Provision for onerous lease contracts	(779)	(957)	(1,553)	(1,540)
Share-based payments	339	395	679	660
Net finance expense	5,986	4,776	12,574	18,255
Income tax expense	2,319	2,929	4,651	4,176

	22,657	18,604	44,202	35,465
Movements in trade and other current assets	1,603	(2,289)	(5,680)	2,646
Movements in trade and other liabilities	(1,225)	(1,508)	5,190	823

Cash generated from operations	23,035	14,807	43,712	38,934
Interest paid	(421)	(257)	(12,580)	(978)
Interest received	266	102	537	187
Income tax paid	(465)	(150)	(1,152)	(226)

Net cash flows from operating activities	22,415	14,502	30,517	37,917

Cash flow from investing activities
Purchase of property, plant and equipment	(16,240)	(24,947)	(35,364)	(53,597)
Disposals of property, plant and equipment	945	—	945	—
Purchase of intangible assets	(2,712)	(133)	(3,106)	(490)
Acquisition of short-term investments	(90,000)	—	(90,000)	—

Net cash flows from investing activities	(108,007)	(25,080)	(127,525)	(54,087)

Cash flow from financing activities
Proceeds from exercised options	—	—	2,324	—
Proceeds from issuance new shares	(400)	—	142,952	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	(3,055)	—
Proceeds/(repayment) bank facilities	—	—	—	(159,046)
Proceeds from Senior Secured Notes and RCF	(206)	(771)	(645)	191,244
Other Borrowings	(849)	(124)	(1,588)	(1,170)

Net cash flows from financing activities	(1,455)	(895)	139,988	31,028
Effect of exchange rate changes on cash	(241)	115	(124)	260

Net movement in cash and cash equivalents	(87,288)	(11,358)	42,856	15,118
Cash and cash equivalents, beginning of period	229,259	58,479	99,115	32,003

Cash and cash equivalents, end of period	141,971	47,121	141,971	47,121

Press Release, 17 August 2011

INTERXION HOLDING NV

Announced Expansion Projects

Market	Project	CAPEX (x,xi) (€ million)	Equipped Space (x) (Sqm)		Target Completion

Düsseldorf	DUS 1 : Phase 2 Power Upgrade	€7	500	(xii)	2Q 2011 (completed)

London	LON 1 : Phase 9 Expansion	€7	525		2Q 2011 (completed)

Vienna	VIE 1 : Phase 3 Expansion	€12	1300	(xiii)	3Q 2011

Dublin	DUB 2 : Phase 3 Expansion and Power Upgrade	€8	640		4Q 2011

Paris	PAR 7 : Phase 1 New Build	€70	4,500		2Q 2012

Various	Upgrades (xiv)	€12

(x)	CAPEX and Equipped Space are approximate and may change after project completion.
(xi)	CAPEX reflects the total for the listed project and may not be all invested in the current year.
(xii)	Previously included in equipped space
(xiii)	500 square metres scheduled for completion in 3Q 2011 with the remainder in 2012
(xiv)	Upgrades include projects in Frankfurt, Paris, Stockholm and Zurich, each of which is below €5 million.